Exhibit 12.1

CVS HEALTH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years
In millions	2015		2014		2013		2012		2011
Earnings:
Earnings from continuing operations before income taxes and extraordinary items	$8,613.5		$7,677.1		$7,527.1		$6,307.1		$5,750.5
Interest portion of net rental expense	763.7		785.3		750.3		741.7		715.8
Interest expense (net of interest capitalized)	859.5		615.4		517.5		561.2		588.5
Adjusted earnings	$10,236.7		$9,077.8		$8,794.9		$7,610.0		$7,054.8
Fixed Charges:
Interest portion of net rental expense	763.7		785.3		750.3		741.7		715.8
Interest expense (net of interest capitalized)	859.5		615.4		517.5		561.2		588.5
Interest capitalized	11.8		18.9		24.6		28.6		36.5
Total fixed charges	$1,635.0		$1,419.6		$1,292.4		$1,331.5		$1,340.8
Ratio of earnings to fixed charges	6.26	x	6.39	x	6.81	x	5.72	x	5.26	x